Exhibit 99.1

Silicom Secures Design Win for Custom High-Speed Server Adapter

– Total annual revenue from the customer is expected to scale from

 ~$3 million in 2026 to ~$10 million in 2027 –

KFAR SAVA, Israel – July 16, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an existing blue-chip customer has awarded it a new Design Win for a custom high speed server adapter engineered to the customer's exact specifications.

This new Design Win addresses a distinct functionality and use case within the customer's infrastructure, separate from everything else the customer currently purchases from Silicom. Revenue from this Design Win will commence in 2026 and is projected to ramp to more than $5 million in 2027. Consequently, the customer anticipates its total business with Silicom will expand from approximately $3 million in 2026 to nearly $10 million in 2027.

“This latest Design Win powerfully validates the trust this customer places in our technical capabilities and delivery execution,” commented Liron Eizenman, Silicom's CEO. “Over the past year, this customer successfully integrated one of our off-the-shelf server adapters as well as an FPGA Smart NIC. Returning to us for a fully custom server adapter engineered to its precise specifications is a clear indicator: when industry leaders require mission-critical, differentiated performance, they turn to Silicom.”

Mr. Eizenman continued, “This win perfectly illustrates how our product lines are mutually reinforcing, with each successful deployment opening the door to the next. It further underscores the compounding value of our long-term, trusted-supplier relationships we have cultivated over decades of operation. This solid, predictable platform of recurring revenues drives the inflection point of our core business, supporting our goal of strong, continuous growth in the years ahead.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

These factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com